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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                                (Name of Issuer)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                       (Name of Person Filing Statement)
ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B ($25 PAR VALUE), CUSIP NO.
                                  745332 78 3
         4.70% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 20 5
         4.84% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 30 4
                (Title and CUSIP Number of Class of Securities)
                                  ____________
                                DONALD E. GAINES
                                   TREASURER
                            PUGET SOUND ENERGY, INC.
                            411 - 108TH AVENUE N.E.
                        BELLEVUE, WASHINGTON  98004-5515
                                 (425) 454-6363
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ____________
                                   COPIES TO:
                                   ANDREW BOR
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ____________

                                 JULY 11, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                  ____________

                           CALCULATION OF FILING FEE

        Transaction Valuation(1)                         Amount of Filing Fee
--------------------------------------------------------------------------------
             $ 45,323,015                                     $ 9,065
================================================================================

(1) Determined in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 13E-4, that the issuer purchases all outstanding shares of its
    (a) Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) ("Adjustable Rate Preferred") at $25.625 per share, net to the seller in cash, (b) 4.70% Preferred Stock ($100 par value) ("4.70% Preferred") at $89.32 per share, net to the seller in cash, and (c) 4.84% Preferred Stock ($100 par value) ("4.84% Preferred") at $91.51 per share, net to the seller in cash. As of the date hereof, 1,401,500 shares of Adjustable Rate Preferred, 56,215 shares of 4.70% Preferred and 47,956 shares of 4.84% Preferred are issued and outstanding.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $__________                   Filing party:  __________
Form or registration no.:  ___________                  Date filed:  __________

     This Issuer Tender Offer Statement (this "Statement") relates to the Offer by Puget Sound Energy, Inc., a Washington corporation ("PSE"), pursuant to its Offer to Purchase dated July 11, 1997 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following series of Preferred Stock of
PSE:


                                                                              Purchase Price
                                SERIES                                           PER SHARE
------------------------------------------------------------------------      --------------
Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value)              $25.625
4.70% Preferred Stock ($100 par value)                                            $89.32
4.84% Preferred Stock ($100 par value)                                            $91.51

ITEM 1.  SECURITY AND ISSUER

     (a) The name of the issuer is Puget Sound Energy, Inc., a Washington corporation. The address of its principal executive offices is 411 - 108th Avenue N.E., Bellevue, Washington 98004-5515.

     (b) The information set forth on the front cover page and in the section entitled "Transactions and Agreements Concerning the Shares" is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

     (c) The information set forth on the front cover page and in the section entitled "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in the sections entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(j) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

     The information set forth in the section entitled "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     Not applicable.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth on the front cover page and in the section entitled "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

ITEM 7.  FINANCIAL INFORMATION

     (a) The information set forth in the section entitled "Summary Financial Data" in the Offer to Purchase and in Exhibits (g)(1) and (g)(2) hereto is incorporated herein by reference pursuant to General Instruction B to Schedule 13E-4.

     (b)  Not applicable.

ITEM 8.  ADDITIONAL INFORMATION

     (a)  Not applicable.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, without limitation, Rule 13e-3 and Rule 13e-4 and the requirements of the state securities or "Blue Sky" laws.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and the Form of Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase dated July 11, 1997.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Notice of Solicited Tenders.

     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 11, 1997.

     (a)(6) Form of Letter to Clients.

     (a)(7) Letter to Shareholders dated July 11, 1997

     (a)(8) Press Release dated July 11, 1997.

     (a)(9) Summary Advertisement dated July 11, 1997.

     (a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)(1) Annual Report on Form 10-K for the year ended December 31, 1996 (Incorporated by reference to PSE's Form 10-K filed with the Securities and Exchange Commission on March 24, 1997).

     (g)(2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Incorporated by reference to PSE's Form 10-Q filed with the Securities and Exchange Commission on May 15, 1997).

                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              PUGET SOUND ENERGY, INC.


                              By /s/ Donald E. Gaines
                                 -----------------------------------------
                                 Donald E. Gaines
                                 Treasurer

Dated:  July 11, 1997


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